SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 12)


                     CENTRAL COAL & COKE CORPORATION
   -------------------------------------------------------------------
                            (Name of Issuer)


                              COMMON STOCK
   -------------------------------------------------------------------
                     (Title of Class of Securities)


                              153141 10 6
                             -------------
                             (CUSIP Number)


     Beekman Winthrop, 3722 Benton St NW, Washington, DC 20007-1803,
                          Telephone (202) 338-1542
   -------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               March 6, 2000
                           --------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report to acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [Not checked]

        2 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:  Beekman Winthrop

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%
(14) TYPE OF REPORTING PERSON: IN

        3 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:  Phoebe Jane Winthrop

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%
(14) TYPE OF REPORTING PERSON: IN

        4 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:  Dudley Winthrop

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%
(14) TYPE OF REPORTING PERSON: IN

        5 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Massachusetts Trust dated April 6, 1972 for the benefit of Beekman Winthrop of which Phoebe Jane Winthrop acts as Trustee

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     04-6315552

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%

(14) TYPE OF REPORTING PERSON: OO

        6 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Massachusetts Trust dated February 1, 1973 for the benefit of Dudley Winthrop of which Beekman Winthrop acts as Trustee

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     04-6315550

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%

(14) TYPE OF REPORTING PERSON: OO

        7 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Massachusetts Trust dated February 9, 1973, for the benefit of Beekman Winthrop, of which Robert P. Youngman and Phoebe Jane Winthrop act as Trustees

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     04-6315551

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%

(14) TYPE OF REPORTING PERSON: OO

        8 of 13

                           SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:  Winthrop Holdings, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     52-1906857

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)X

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         0

           (8)  SHARED VOTING POWER:       0

           (9)  SOLE DISPOSITIVE POWER:    0

           (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0.0%

(14) TYPE OF REPORTING PERSON: PN

        9 of 13

Item 1. Security and Issuer.

     This Amendment No. 12 to the Schedule 13D dated December 22, 1988, relates to the beneficial ownership of the Common Stock of Central Coal & Coke Corporation ("Central Coal"), the principal executive office of which is located at 127 West 10th Street, Suite 666, Kansas City, Missouri 64105.


Item 2. Identity and Background.

     (a) This Amendment No. 12 is filed on behalf of (i) Mr. Beekman Winthrop, (ii) Massachusetts Trust No. 84950 dated February 9, 1973 (the "2/9/73 Trust") for the benefit of Beekman Winthrop, (iii) a Massachusetts trust for the benefit of Beekman Winthrop dated April 6, 1972 (the "4/6/72 Trust"), (iv) Dudley Winthrop, the son of Mr. Beekman Winthrop, (v) a Massachusetts trust for the benefit of Dudley Winthrop dated February 1, 1973 (the "2/1/73 Trust), and (vi) Winthrop Holdings, L.P. a Delaware limited partnership ("Winthrop Holdings") (collectively, the "Reporting Persons"). The General Partner of Winthrop Holdings is Woodwin Management, Inc., a Maryland corporation ("Woodwin Management"). The executive officers and directors of Woodwin Management are: Beekman Winthrop, president; Phoebe Jane Winthrop, secretary and treasurer; and Beekman Winthrop, Phoebe Jane Winthrop and Dudley Winthrop, directors. Beekman Winthrop controls Woodwin Management. Phoebe Jane Winthrop acts as trustee of the 4/6/72 Trust, Beekman Winthrop acts as trustee of the 2/1/73 Trust, and Robert P. Youngman and Phoebe Jane Winthrop act as trustees of the 2/9/73 Trust. Said trustees control their respective trusts.

     To the extent not amended herein, the disclosures contained in the
Schedule 13D dated December 22, 1988, as amended first on March 17, 1989, amended second on April 26, 1991, amended third on August 12, 1991, amended fourth on September 23, 1991, amended fifth on December 23, 1991, amended sixth on January 6, 1992, amended seventh on February 3, 1992, amended eighth on March 17, 1992, amended ninth on March 11, 1993, amended tenth on December 23, 1994, and amended eleventh on April 25, 1995, remain in full effect. The capitalized terms used herein which are not otherwise defined herein shall have the same meanings as in said Schedule 13D, as amended.

        10 of 13

     (b) The principal business address of each person named in Item 2(a) is:
         3722 Benton Street N.W.
         Washington, DC 20007-1803

     (c) Winthrop Holdings and Woodwin Management are in the investment management business. Mr. Beekman Winthrop is employed as president of Woodwin Management, Inc., and Mr. Dudley Winthrop is employed as computer systems and software manager by Woodwin Management. Mrs. Phoebe Jane Winthrop is employed as investment accounting and reporting manager of Woodwin Management, Inc. Mr. Robert P. Youngman is a principal of the investment management firm of Hovey, Youngman Associates Inc.

     (d) During the past five years, none of the persons named in
Item 2(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the persons named in
Item 2(a) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) All persons named in Item 2(a) are United States citizens or entities organized in the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable to the transactions reported in Item 5 of this Amendment No. 12.

        11 of 13

Item 4.  Purpose of Transaction.

     Not applicable to the transactions reported in Item 5 of this Amendment No. 12.


Item 5.  Interest in Securities of the Issuer.

     (a) None of the persons named in Item 2(a) beneficially owns any Common Stock of Central Coal.

     (b) Not applicable.

     (c) On March 6, 2000, the Reporting Persons sold to Central Coal all of the shares of Common Stock of Central Coal beneficially owned by any of them for cash at $33.50 per share as follows:

<CAPTION
                                  Shares
       Reporting Person            Sold
       ----------------           ------
       Beekman Winthrop           63,567
       Dudley Winthrop             4,750
       Winthrop Holdings          19,193
       4/6/72 Trust                1,000
       2/1/73 Trust                1,121
       2/9/73 Trust                4,000
                                  ------
                                  93,631

     (d) (i) Mr. Beekman Winthrop was the only person known to him who had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Central Coal owned by him.

          (ii) Mr. Dudley Winthrop was the only person known to him who had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Central Coal owned by him.

          (iii) The 4/6/72 Trust was the only party known to it which had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Central Coal owned by the trust.

        12 of 13

          (iv) The 2/1/73 Trust was the only party known to it which had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Central Coal owned by the trust.

          (v) The 2/9/73 Trust was the only party known to it which had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Central Coal owned by the trust.

          (vi) Beekman Winthrop, president of Woodwin Management, the general partner of Winthrop Holdings, L.P., was the only party known to him which had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Central Coal owned by the partnership.

     (e) As of March 6, 2000, the Reporting Persons, as a group, ceased to be the beneficial owners of more than five percent of the Common Stock of Central Coal and no longer owned any of the Common Stock of Central Coal.


Item 6. Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

      On February 29, 2000 the Reporting Persons, Central Coal and certain other persons entered into an agreement pursuant to which the Reporting Persons have sold to Central Coal all of the shares of Common Stock of Central Coal owned by any of the Reporting Persons, a copy of which agreement is filed as an exhibit to this Amendment No. 12 and incorporated in this Item 6 by reference.


Item 7. Material to be Filed as Exhibits.

Agreement of Settlement and Release dated February 29, 2000.

        13 of 13

                                SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 10 March 2000          /s/ Beekman Winthrop
                              __________________________________
                              Beekman Winthrop



                              /s/ Phoebe Jane Winthrop
                              __________________________________
                              Phoebe Jane Winthrop, as Trustee
                              (Trustee for Trust dated 4/6/72
                              for benefit of Beekman Winthrop)



                              /s/ Beekman Winthrop
                              __________________________________
                              Beekman Winthrop, as Trustee
                              (Trustee for Trust dated 2/1/73
                              for benefit of Dudley Winthrop)



                              /s/ Phoebe Jane Winthrop
                              __________________________________
                              Phoebe Jane Winthrop, as Trustee
                              (Trustee for Trust No. 84950
                              dated 2/9/73 for the benefit of
                              Beekman Winthrop)



                              /s/ Beekman Winthrop
                              __________________________________
                              Beekman Winthrop, as President of
                              Woodwin Management, Inc., General
                              Partner of Winthrop Holdings, L.P.



                              /s/ Dudley Winthrop
                              __________________________________
                              Dudley Winthrop